EXPENSE LIMITATION AGREEMENT
AGREEMENT, made as of this 26th day of February 2016, between Global X Funds (“Trust”), on behalf of the Global X Scientific Beta US ETF (“Fund”) and Global X Management Company LLC (“Adviser”).
WHEREAS, the Adviser has advised the Board of Trustees of the Trust that, because of competitive fee pressures, it desires to limit the Fund’s total annual fund operating expenses to 0.19% of the Fund’s average daily net assets per year; and
WHEREAS, the Board of Trustees has considered the Adviser’s request and agrees that limiting the Fund’s expenses, as provided for in this Agreement, is in the best interest of the Fund and its shareholders.
NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, Trust and Adviser agree as follows:
1.    With respect to the Fund, for the period commencing as of the date of this Agreement through at least March 1, 2017, the Adviser has contractually agreed to waive any fees payable to Adviser and/or reimburse expenses for the Fund in an amount sufficient to keep the total annual operating expenses (exclusive of taxes, brokerage fees, commissions, and other transaction expenses, interest and extraordinary expenses (such as litigation and indemnification expenses)) to 0.19% of the Fund’s average daily net assets per year (“Maximum Permitted Rate”).
2.    The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph and quarterly approval by the Trust’s Board of Trustees as provided in Section 3 below, it may repay any fees waived by the Adviser and/or expense reimbursement made by the Adviser, provided that (i) any repayment to the Adviser of amounts waived and/or reimbursed must be limited to an amount that would not cause the total aggregate operating expenses of the Fund during any year in which such repayment is made to the Adviser to exceed the applicable Maximum Permitted Rate, and (ii) a payment shall be made only to the extent it can be made during a rolling thirty six (36) month period following the period during which the Adviser waived its fees and/or limited the Fund’s operating expenses under this Agreement. The Trust agrees to furnish or otherwise make available to the Adviser copies of its financial statements, reports, and other information relating its business and affairs so that the Adviser may, at any time or from time to time, determine whether it is entitled to repayment by the Fund.
3.    No repayment shall be made to the Adviser pursuant to this Agreement in any fiscal quarter, unless the Trust’s Board of Trustees has determined that the repayment of such waived and/or reimbursed fees and expenses is in the best interests of that Fund and its shareholders. The Trust’s Board of Trustees shall determine quarterly whether any repayment may be made to the Adviser in such quarter.
4.    The Adviser understands and intends that the Fund will rely on this Agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the Fund for purposes of calculating net asset value (and otherwise) and expressly permits the Fund to do so.
5.    The Adviser understands that it shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim the Adviser may have for repayment hereunder. No other series of the Trust nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past present or future, shall be personally liable under this Agreement.

6.    This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware, without regard to the conflicts of law provisions thereof; provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940 (“1940 Act”), the Investment Advisers Act of 1940 (“Advisers Act”) or other applicable federal law. Where the effect of a requirement of the 1940 Act, Advisers Act or other applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Any amendment to this Agreement shall be in writing signed by the parties hereto.
7.    The initial term of this Agreement ends on March 1, 2017. This Agreement may be extended from year-to-year subject to approval by the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

GLOBAL X FUNDS	GLOBAL X MANAGEMENT COMPANY LLC

By:________________________ Name: Daphne Chisolm Title: Secretary	By:________________________ Name: Daphne Chisolm Title: Counsel

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